UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                                                         SEC FILE NUMBER
                                                             0-16423
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                           NOTIFICATION OF LATE FILING
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                                                          CUSIP NUMBER
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(Check One):      [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
                  [X] Form 10-Q  [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: June 30, 2007

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:__________________________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

SAN Holdings, Inc.
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(Full Name of Registrant)


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(Former Name if Applicable)

9800 Pyramid Court, Suite 130
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(Address of Principal Executive Office (Street and Number))

Englewood, CO 80112
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(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      SAN Holdings, Inc. (the "Company") has determined that additional time is required to finalize its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, and the financial statements for the quarter ended June 30, 2007, required to be included therein (the "Form 10-Q") due to the additional time required to finalize calculations concerning the sale of certain tangible and intangible assets relating to and comprising the EarthWhere division of the Company to SPADAC, Inc., all pursuant to an Asset Purchase Agreement dated as of August 6, 2007, and previously disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2007 (the "August 2007 8-K"). Despite diligent efforts by the Company, the Company is not able, without unreasonable effort or expense, to file the Form 10-Q within the prescribed period. The Company expects to file the Form 10-Q within the five-day extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Todd A. Oseth                                     (303) 660-3933
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         (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Explanation of Part IV, Item 3 (significant change in results of operations)

      The anticipated change has been described in the August 2007 8-K previously filed with the Securities and Exchange Commission.

      This Form 12b-25 contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including our expectations regarding the timing of filing the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 and the statements herein regarding the Company's expected financial results for the June 2007 fiscal quarter. These forward-looking statements include statements regarding management's expectations, beliefs, or intentions about the future, and are based on information available to the Company at this time. The Company assumes no obligation to update any of these statements and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. You are urged to review and consider the risk factors identified in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and those identified in subsequent reports and filings of the Company filed with the Securities and Exchange Commission for information about risks and uncertainties that may affect the Company's future results.

      * * *

                               SAN Holdings, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 14, 2007                         By /s/ Todd A. Oseth
                                                ------------------------------
                                                Todd A. Oseth, Chief Executive
                                                Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).